Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements of Renren Inc. ("Renren") have been derived from our historical consolidated financial statements and are being presented to give effect to the Transaction. The unaudited pro forma condensed consolidated balance sheet has been prepared as though the Transaction occurred on March 31, 2018. The unaudited pro forma condensed consolidated income statements have been prepared as though the Transaction occurred on January 1, 2015. The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical financial statements and accompanying notes.

As a result of the Transaction, Renren will deconsolidate OPI and its subsidiaries and intends on presenting OPI and its subsidiaries as discontinued operations in its consolidated financial statements as of and for the year ended December 31, 2018. Additionally, Renren concluded that the Transaction represents a non pro rata distribution of shares of OPI to Eligible Shareholders combined with a cash dividend to (1) Eligible Shareholders who opt not to accept the distribution and (2) ordinary shareholders who do not meet the definition of Eligible Shareholders. Renren has concluded that such transaction is consistent with a non pro rata distribution given that not all shareholders will be able to participate in the private placement of shares of OPI. Accordingly, Renren will account for the Transaction at fair value and record the distribution to OPI Eligible Shareholders who opt to accept the distribution at fair value and the payment of cash to its remaining shareholders as dividend.

The pro forma adjustments are based on available information and assumptions management believes are directly attributable and factually supportable and for income statement purposes recurring in nature. The pro forma adjustments to reflect the Transaction include:

•	The distribution of OPI Shares to Eligible Shareholders, as further defined in the Offering Circular, who accept the offer.
•	The cash dividend to be paid by Renren amounting to US$0.6125 per ordinary share, or US$9.1875 per ADS, to all shareholders of Renren as of 5:00 p.m. Eastern time on June 14, 2018, other than those shareholders who have waived the cash dividend in connection with the private placement. The aggregate amount of the cash dividend payable by Renren to all the eligible shareholders will be approximately US$134.3 million. Refer to the 6-K released on June 15, 2018 for further details.
•	The principal amount of the Renren Note incurred by OPI. The principal amount of the debt will be US$90 million with an interest rate of 8% per year. The maturity date of the Renren Note is the earlier of five years or the date upon which OPI and its subsidiaries no longer hold any SOFI (Social Finance Inc., a long-term investment of the Company) shares. Refer to the Offering Circular for further details.
•	The US$25 million payment in cash from OPI to Renren to fund part of the Cash Dividend payable by Renren discussed above. As noted in the Offering Circular, Renren will fund the Cash Dividend primarily from cash on hand as well as from US$25 million in cash which OPI will transfer to Renren as a result of the Transaction.
•	The transfer of the carrying amount of the Everbright Debt and the Everbright warrant to OPI immediately prior to the Transaction.

No adjustments have been made for the costs of operation after the Transaction and any working capital adjustments to be determined after the Transaction as the impact of these items are not factually supportable at this time.

The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the Transaction occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

Refer to the Offering Circular for further information.

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Net revenues
IVAS and others	$14,669	(699)	-	$13,970
Financing income	2,203	-	-	2,203
Used car sales	123,606	-	-	123,606
Total net revenues	140,478	(699)	-	139,779

Cost of revenues	(128,550)	810	-	(127,740)

Gross profit	11,928	111	-	12,039

Operating expenses:
Selling and marketing	(11,860)	463	-	(11,397)
Research and development	(7,339)	-	-	(7,339)
General and administrative	(18,240)	308	-	(17,932)
Total operating expenses	(37,439)	771	-	(36,668)
Loss from operations	(25,511)	882	-	(24,629)

Other (expense) income	(10,443)	(233)	-	(10,676)	(a)
Interest income	807	(4)	-	803
Interest expense	(2,819)	1,555	-	(1,264)	(a)
Total non-operating loss	(12,455)	1,318	-	(11,137)
				-
Loss before provision of income tax, loss in equity method investments and non-controlling interest, net of tax	(37,966)	2,200	-	(35,766)
Income tax expenses	(831)	-	-	(831)
				-
Loss before loss in equity method investments and non-controlling interest, net of tax	(38,797)	2,200	-	(36,597)

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Loss in equity method investments, net of tax	(2,773)	1,965	-	(808)
Loss from continuing operations	$(41,570)	4,165	-	$(37,405)

Add: Net loss attributable to non-controlling interest	20	-	-	20

Net loss attributable to Renren Inc.	$(41,550)	4,165	-	$(37,385)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations
Basic	1,033,468,103			1,033,468,103
Diluted	1,033,468,103			1,033,468,103

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.04)			$(0.04)
Diluted	$(0.04)			$(0.04)

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.04)			$(0.04)
Diluted	$(0.04)			$(0.04)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Net revenues
IVAS and others	$51,749	(5,106)	-	$46,643
Financing income	29,269	-	-	29,269
Used car sales	121,084	-	-	121,084
Total net revenues	202,102	(5,106)	-	196,996

Cost of revenues	(184,398)	3,820	-	(180,578)

Gross profit	17,704	(1,286)	-	16,418

Operating expenses:
Selling and marketing	(28,954)	2,424	-	(26,530)
Research and development	(23,678)	18	-	(23,660)
General and administrative	(52,949)	604	-	(52,345)
Total operating expenses	(105,581)	3,046	-	(102,535)
Loss from operations	(87,877)	1,760	-	(86,117)

Other expense (income)	(1,369)	1,424	-	55	(a)
Interest income	2,029	(41)	-	1,988
Interest expense	(10,185)	5,863	-	(4,322)	(a)
Realized loss on short-term investments	(100)	-	-	(100)
Gain on disposal of cost method investment	37,311	-	-	37,311
Impairment of long term investment	(113,073)	113,073	-	-
Total non-operating (loss) gain	(85,387)	120,319	-	34,932
				-
Loss before provision of income tax, loss in equity method investments and non-controlling interest, net of tax	(173,264)	122,079	-	(51,185)
Income tax expenses	(4,479)	-	-	(4,479)
				-
Loss before loss in equity method investments and non-controlling interest, net of tax	(177,743)	122,079	-	(55,664)

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Earnings in equity method investments, net of tax	67,240	(11,255)	-	55,985
(Loss) income from continuing operations	$(110,503)	110,824	-	$321

Add: Net loss attributable to non-controlling interest	76	-	-	76

Net (loss) income attributable to Renren Inc.	$(110,427)	110,824	-	$397

Weighted average number of shares used in calculating net (loss) income per ordinary share from continuing operations
Basic	1,028,537,406			1,028,537,406
Diluted	1,028,537,406			1,028,537,406

Net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.11)			$0.00
Diluted	$(0.11)			$0.00

Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$(0.11)			$0.00
Diluted	$(0.11)			$0.00

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Net revenues
Advertising and IVAS	$34,047	(4,927)	-	$29,120
Financing income	29,317	-	-	29,317
Total net revenues	63,364	(4,927)	-	58,437

Cost of revenues	(51,767)	1,645	-	(50,122)

Gross profit	11,597	(3,282)	-	8,315

Operating expenses:
Selling and marketing	(21,276)	3,152	-	(18,124)
Research and development	(20,750)	1	-	(20,749)
General and administrative	(42,584)	298	-	(42,286)
Total operating expenses	(84,610)	3,451	-	(81,159)
Loss from operations	(73,013)	169	-	(72,844)

Other income	12,888	(4,552)	-	8,336	(a)
Interest income	919	(87)	-	832
Interest expense	(12,439)	5,332	-	(7,107)	(a)
Realized gain (loss) on short-term investments	552	43	-	595
Impairment of long term investment	(102,307)	100,823	-	(1,484)
Total non-operating (loss) gain	(100,387)	101,559	-	1,172

Loss before provision of income tax, loss in equity method investments and non-controlling interest, net of tax	(173,400)	101,728	-	(71,672)
Income tax expenses	(2,470)	-	-	(2,470)

Loss before loss in equity method investments and non-controlling interest, net of tax	(175,870)	101,728	-	(74,142)

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Loss in equity method investments, net of tax	(18,183)	10,343	-	(7,840)
Loss from continuing operations	$(194,053)	112,071	-	$(81,982)

Income from discontinuing operations	8,701	-	-	8,701

Add: Net loss attributable to non-controlling interest	-	-	-	-

Net loss attributable to Renren Inc.	$(185,352)	112,071	-	$(73,281)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations
Basic	1,022,664,396			1,022,664,396
Diluted	1,022,664,396			1,022,664,396

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.19)			$(0.09)
Diluted	$(0.19)			$(0.09)

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.18)			$(0.08)
Diluted	$(0.18)			$(0.08)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Net revenues
Advertising and IVAS	$32,507	(8,225)	-	$24,282
Financing income	8,604	-	-	8,604
Total net revenues	41,111	(8,225)	-	32,886

Cost of revenues	(36,720)	269	-	(36,451)

Gross profit	4,391	(7,956)	-	(3,565)

Operating expenses:
Selling and marketing	(30,502)	5,277	-	(25,225)
Research and development	(32,392)	-	-	(32,392)
General and administrative	(46,803)	1,616	-	(45,187)
Total operating expenses	(109,697)	6,893	-	(102,804)
(Loss) income from operations	(105,306)	(1,063)	-	(106,369)

Other expense	(7,058)	6,105	-	(953)
Interest income	2,190	(462)	-	1,728
Interest expense	(2,041)	966	-	(1,075)	(a)
Realized (loss) gain on short-term investments	(98,112)	101,323	-	3,211
Impairment of long term investment	(4,258)	4,258	-	-
Total non-operating (loss) income	(109,279)	112,190	-	2,911

Loss before provision of income tax, loss in equity method investments and non-controlling interest, net of tax	(214,585)	111,127	-	(103,458)
Income tax (expenses) benefits	(3,124)	(942)	-	(4,066)

Loss before loss in equity method investments and non-controlling interest, net of tax	(217,709)	110,185	-	(107,524)

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
(Loss) earnings in equity method investments, net of tax	(5,468)	10,017	-	4,549

Loss from continuing operations	$(223,177)	120,202	-	$(102,975)

Income from discontinuing operations	1,520	-	-	1,520

Add: Net loss attributable to non-controlling interest	1,529	-	-	1,529

Net loss attributable to Renren Inc.	$(220,128)	120,202	-	$(99,926)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations
Basic	1,019,378,556			1,019,378,556
Diluted	1,019,378,556			1,019,378,556

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.22)			$(0.10)
Diluted	$(0.22)			$(0.10)

Net loss per attributable to Renren Inc. shareholders:
Basic	$(0.22)			$(0.10)
Diluted	$(0.22)			$(0.10)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2018

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
ASSETS
Current assets:
Cash and cash equivalents	$128,956	(2,597)	(109,340)	17,019	(b)(c)
Restricted Cash	49,468	-	-	49,468
Accounts and notes receivable, net	2,199	(552)	-	1,647
Financing receivable, net	45,957	-	-	45,957
Prepaid expenses and other current assets	61,021	(1,581)	-	59,440
Amounts due from related parties	16,807	(16,765)	-	42
Inventory	99,288	-	-	99,288
Total current assets	403,696	(21,495)	(109,340)	272,861

Non-current assets:
Long-term financing receivable, net	4	-	-	4
Property and equipment, net	30,789	(15)	-	30,774
Goodwill and intangible assets, net	112,479		-	112,479
Long-term investments	565,550	(529,854)	-	35,696
Other non-current assets	28,142	(14)	-	28,128
Long-term Amounts due from related parties	-	-	90,000	90,000	(d)
Total non-current assets	736,964	(529,883)	90,000	297,081

TOTAL ASSETS	$1,140,660	(551,378)	(19,340)	$569,942

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$16,986	(555)	-	$16,431
Short-term debt	97,567	-	-	97,567
Accrued expenses and other current liabilities	48,847	(16,166)	-	32,681	(a)
Payable to investors	48,146	-	-	48,146
Amounts due to related parties	15,153	(10,685)	-	4,468
Deferred revenue and advance from customers	14,143	(58)	-	14,085
Income tax payable	13,793	(960)	-	12,833
Contingent consideration	7,121	-	-	7,121
Long-term debt current	52,604	(52,604)	-	-	(a)
Total current liabilities	314,360	(81,028)	-	233,332

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET - continued

AS OF MARCH 31, 2018

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Non-current liabilities:
Long-term debt	47,899	-	-	47,899
Long-term contingent consideration	74,398	-	-	74,398
Other non-current liabilities	6,123	(6,123)	-	-	(a)
Total non-current liabilities	128,420	(6,123)	-	122,297

TOTAL LIABILITES	$442,780	(87,151)	-	$355,629

Shareholders' Equity:
Class A ordinary shares	$729	-	-	$729
Class B ordinary shares	305	-	-	305
Additional paid-in capital	1,322,077	-	(634,340)	687,737	(e)
Statutory reserves	6,712	-	-	6,712
Accumulated deficit	(694,723)	(464,227)	623,636	(535,314)	(f)
Accumulated other comprehensive income (loss)	22,747	-	(8,636)	14,111	(g)

Total Renren Inc. shareholders' equity	657,847	(464,227)	(19,340)	174,280

Non-controlling Interests	40,033	-	-	40,033

Total equity	697,880	(464,227)	(19,340)	214,313

TOTAL LIABILITIES AND EQUITY	$1,140,660	(551,378)	(19,340)	$569,942

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

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NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a.	Represents the amount related to the Everbright Debt with a carrying amount of $52,604 and Everbright Warrant with a carrying amount of $6,123. Both the Everbright Debt and Everbright Warrant were issued in 2015. In connection with the Transaction, Renren transferred the Everbright Debt amounting to $52,604, the Everbright Warrant amounting to $6,123 and the related interest expenses amounting to $13,715 to OPI prior to the Transaction. The adjustments represent the reduction of long-term debt and the related interest expenses associated with the Everbright Debt, the reduction of non-current liabilities and other income resulting from the changes in fair value associated with the Everbright Warrant.

b.	Represents the payment of cash by Renren resulting from the Cash Dividend. Such payment will be netted with the cash payment received from OPI described in tickmark (c) below. Based on the 6-K funished on June 15, 2018, the aggregate amount of the cash dividend payable by Renren to all the eligible shareholders will be approximately US$134.3 million.

c.	Represents the US$25 million payment expected to be received in cash from OPI to fund part of the Cash Dividend payable by Renren as noted in the Offering Circular.

d.	In connection with the Transaction, Renren will enter into a debt agreement with OPI for a total amount of US$90 million as noted in the Offering Circular. The purpose of the note was to ensure that Renren would still have capital to grow its business in the future. The maturity date of the Renren Note is the earlier of five years or the date upon which OPI and its subsidiaries no longer hold SOFI shares. No cash was paid for the note as part of this Transaction. For purpose of the pro forma balance sheet, Renren assumed that the Renren Note will be repaid at the end of its five year term.

e.	Represents the reduction of additional paid in capital related to (1) the distribution to Eligible Shareholders who accepted the offer and will receive shares of OPI as a result of the Transaction. Amount represents the fair value of OPI, valued at US$500 million and as determined by Renren's Special Committee and (2) the payment of Cash Dividend by Renren further described in tickmark b.

f.	Reflects the pro forma adjustments reflecting (1) the disposal of OPI's accumulated deficit as a result of the Transaction amounting to approximately $464 million, (2) the reclassification of $9 million from accumulated other comprehensive income to accumulated deficit as a result of the Transaction (see tickmark g) and (3) $151 million gain resulting from the Transaction and further calculated below. The gain results from an appreciation in fair value of some of the investments that were previously recorded in OPI at carrying value in Renren's consolidated financial statements prior to the Transaction. The gain is a one-time gain and is not related to Renren's continued operations post Transaction.

Net assets of OPI	$464 million
Less: Fair value of OPI	$500 million
Less: Cash dividend from OPI (c)	$25 million
Less: Renren Note (d)	$90 million
Gain on the transaction	$151 million

g.	Reflects the adjustment from Accumulated other comprehensive income to Accumulated deficit related to the unrealized gain from Renren's available-for-sales investments which will be recorded as a realized gain as a result of the Transaction as these investments are part of OPI and will ultimately be disposed of.

h.	Represents amounts related to OPI's operations which are expected to be carved out from Renren's consolidated balance sheet and consolidated statement of operations for the respective periods. This includes both the carrying amount of the Everbright Debt and Everbright Warrant discussed in tickmark a.

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